Richmont Mines Inc. 1 Place-Ville-Marie Suite 2130, Montreal, QC H3B 2C6, CANADA Tel.: (514) 397-1410 Fax: (514) 397-8620 www.richmont-mines.com

NEW RELEASE

RICHMONT MINES ANNOUNCES ISLAND GOLD DRILL RESULTS
  Results for the Island Zone show good continuity and several high grade zones

  Reserve and resource calculation for the Island Zone is expected at the end of the first quarter of 2007

  Results for the Goudreau and Lochalsh zones show excellent exploration potential

MONTREAL, Canada, March 5, 2007 – Richmont Mines Inc. (AMEX and TSX: RIC) announces an update on the exploration results at the Island Gold property. The Island Gold Joint Venture (Richmont Mines 55% - Patricia Mining 45%) is an advanced underground exploration and development project located 15 km from Dubreuilville (90 km from Wawa) in Northern Ontario.

Island Zone

The following results are for underground drilling performed on various systems of veins, and only those that intersected zones with mining potential showing continuity have been included in Table 1.

During the exploration program, most of the holes were drilled between the elevation -240 (5140 elevation) and to -380 metres (5000 elevation). The objective was to develop the data to enable the conversion of resources into reserves and to increase the resources of the sector. The drilling results show good continuity in the zones, vertically and horizontally, these holes confirm also that all gold-bearing zones extend below elevations -380 and the C/D and E/E1 extend laterally through the east on the other side of the diabase dyke (section 15 270E - PRS-295). They have identified significant intersections, including 27.6 g/t Au over 3.6 metres, 20.1 g/t Au over 4.3 metres, 19.2 g/t Au over 5.1 metres, 14.7 g/t Au over 6.9 metres and 16,3 g/t over 4.6 metres (estimated true width).

TABLE 1
SELECTED DRILLING RESULTS
ISLAND ZONE
Section	Hole	Elevation	From	Core	Est. true	Uncut	Grade
(m)	number	(m)*	(m)	length	width	grade	cut at
	PR-UG			(m)	(m)	g/t Au	75 g/t
B1 ZONE
14970	303	5155	85.6	3.4	2.8	13.72	9.97
B ZONE
14840	314	5129	109.2	2.3	2.2	5.34	5.34
14950	313	5151	56.0	3.5	2.7	13.77	13.77
15060	291	5002	123.3	6.2	4.7	9.49	9.41
15270	295	5036	216.0	4.1	3.5	8.04	8.04
C ZONE
14850	316	5168	99.8	2.2	1.9	20.68	12.64
14860	321	5134	93.2	1.6	1.5	17.06	17.06
14870	320	5090	113.9	2.6	2.5	7.00	7.00
15010	330	5179	94.6	3.1	1.9	7.27	7.27
15040	257	5098	85,0	2.1	2.1	14.58	12.25
	261	5169	101,0	2.5	1.7	5.82	5.82
15090	277	4910	217.2	13.6	9.2	28.99	8.59
	296	5142	107.0	2.7	2.2	20.48	14.25
15125	242	5001	135.0	6.7	5.6	10.02	9.19
	239	5052	100.0	2.4	2.3	12.44	12.44
	263	4999	163.7	3.8	3.5	5.90	5.90
15190	253	5096	166.6	2.2	2.0	6.34	6.34
D ZONE
14860	321	5134	89.7	1.9	1.8	28.91	17.80
15040	262	5045	94.9	1.9	1.7	15.25	14.21
15060	291	5027	92.4	3.8	2.8	5.19	5.19
	290	5041	81.0	1.9	1.5	8.21	8.21
15075	283	5038	85.0	3.5	2.7	22.03	11.12
	282	5051	76.5	2.7	2.3	20.67	17.03
	284	5016	104.5	2.7	1.9	16.97	14.39
	281	5060	68.5	2.0	1.7	23.32	23.32
15090	299	5028	114.5	3.5	3.1	10.88	10.88
	300	5012	125.6	3.6	3.0	5.14	5.14
15095	298	5061	94.6	1.9	1.8	9.06	9.06
	297	5077	88.2	2.2	2.2	22.40	19.04
15100	276	4975	154.0	5.0	3.8	117.56	9.76
15125	238	5075	81.5	2.1	2.0	6.39	6.39
	242	5012	120.9	3.2	2.7	19.11	17.69
	241	5023	114.2	2.2	1.9	6.03	6.03
	237	5098	81.8	2.6	2.5	16.44	10.37
	240	5037	104.5	2.5	2.3	6.07	6.07
15145	246	5023	113.0	3.0	2.5	9.99	9.99
	244	5100	84.7	2.3	2.1	14.32	14.32
	245	5041	102.4	2.6	2.3	10.00	10.00
15160	263	5006	149.4	2.5	2.3	42.60	21.03
D+C ZONE
14970	307	5020	120.4	3.6	2.5	8.35	8.35

TABLE 1 (CONTINUED)
SELECTED DRILLING RESULTS
ISLAND ZONE
Section	Hole	Elevation	From	Core	Est. true	Uncut	Grade
(m)	number	(m)*	(m)	length	width	grade	cut at
	PR-UG			(m)	(m)	g/t Au	75 g/t
D+C ZONE
14970	304	5107	75.0	2.0	2.0	66.13	45.25
	305	5087	79.9	2.5	2.4	158.66	20.97
	329	5165	78.3	3.7	2.6	22.65	21.15
15070	292	5146	73.0	4.6	3.2	6.81	6.81
15125	233	5279	94.7	4.2	3.9	6.87	6.87
15145	236	5232	102.5	8.1	8.0	11.18	7.92
	232	5241	103.9	4.4	4.3	5.58	5.58
15180	250	5175	140.2	3.1	3.1	6.95	6.95
	247	5240	142.6	1.7	1.5	9.34	9.34
15270	295	5047	198.1	3.0	2.5	14.56	14.56
D1 ZONE
14860	320	5102	80.4	1.9	1.8	16.95	12.17
14950	310	5108	29.0	3.0	2.8	5.24	5.24
15010	330	5157	62.2	3.1	1.9	5.70	5.70
15040	261	5153	77.0	2.6	1.7	6.45	6.45
15070	292	5133	50.9	4.5	3.1	11.83	11.83
	293	5115	43.1	4.8	4.1	8.08	8.08
	278	5100	40.1	3.9	3.6	52.47	27.46
15095	277	4939	186.4	4.0	2.7	22.94	19.90
15100	296	5133	86.4	2.4	1.9	36.63	11.05
15125	238	5077	74.7	3.0	2.9	5.75	5.75
	239	5060	82.4	2.8	2.6	5.70	5.70
15145	244	5100	75.4	2.6	2.4	6.60	6.60
	231	5257	83.3	2.5	2.4	8.01	8.01
	230	5267	79.7	2.2	2.1	12.23	12.23
15160	265	5081	114.2	2.8	2.7	17.66	12.36
15180	269	5004	149.7	2.9	2.6	5.07	5.07
E ZONE
14970	304	5111	48.6	2.1	2.1	10.77	10.77
14990	224	5127	49.6	1.6	1.5	6.85	6.85
E1 ZONE
14990	224	5125	45.0	1.7	1.5	8.42	8.42
E+E1 ZONE
14970	306	5066	75.4	3.1	2.6	8.96	8.96
15010	330	5154	57.5	2.8	1.7	105.77	44.59
15040	258	5112	63.0	2.4	2.3	21.78	12.34
	260	5125	60.6	1.9	1.6	25.76	21.02
	261	5148	69.7	3.5	2.2	5.81	5.81
	262	5056	74.2	2.6	2.3	51.26	25.15
15060	291	5050	63.0	3.3	2.4	5.34	5.34
	289	5068	47.4	3.8	3.2	19.39	11.95
	288	5079	40.8	3.2	3.0	25.42	13.01
	285	5105	38.7	4.2	4.0	31.66	14.79
	290	5059	55.1	3.4	2.6	11.77	11.77

TABLE 1 (CONTINUED)
SELECTED DRILLING RESULTS
ISLAND ZONE
Section	Hole	Elevation	From	Core	Est. true	Uncut	Grade
(m)	number	(m)*	(m)	length	width	grade	cut at
	PR-UG			(m)	(m)	g/t Au	75 g/t
E+E1 ZONE
15060	286	5094	37.9	3.2	3.2	5.77	5.77
15070	292	5128	44.1	2.2	1.5	13.71	13.71
	293	5113	38.0	2.2	1.9	9.13	9.13
	283	5055	60.6	3.2	2.4	31.05	28.50
	282	5066	52.2	3.4	2.8	27.20	21.76
	284	5041	72.8	4.0	2.8	13.80	13.80
	280	5082	43.0	2.7	2.5	7.11	7.11
	279	5091	40.9	3.0	2.8	11.11	11.11
	281	5072	47.6	3.8	3.2	13.36	13.36
15100	300	5025	104.8	4.8	4.0	5.15	5.15
	299	5041	90.3	5.3	4.6	48.91	16.25
	298	5068	74.9	2.7	2.6	19.56	16.53
	276	4985	140.7	3.8	2.9	8.24	8.24
15110	275	5024	99.8	5.0	4.1	6.15	6.15
	274	5053	74.9	4.7	4.3	9.30	9.30
15130	242	5025	101.3	2.2	1.8	5.82	5.82
	239	5063	71.8	7.3	6.9	20.72	14.71
	241	5036	91.4	3.1	2.7	6.23	6.23
	237	5098	65.5	5.0	4.9	9.63	9.63
	235	5246	75.1	2.1	2.0	17.38	17.38
	240	5050	80.0	4.8	4.4	8.59	8.10
15145	244	5099	68.0	5.8	5.4	13.61	9.85
	246	5033	94.7	5.1	4.3	27.41	20.06
	245	5049	82.8	5.8	5.1	35.28	19.21
	232	5245	78.0	2.4	2.4	36.01	14.20
15160	256	5033	126.6	3.0	2.9	26.54	22.95
	264	5053	114.9	4.5	4.4	8.72	8.72
	266	5108	111.6	4.4	4.2	21.40	16.29
	265	5081	107.3	3.4	3.3	11.99	11.99
15185	248	5223	126.0	1.9	1.6	15.06	15.06
	268	5025	133.9	3.3	2.9	8.84	8.84
	251	5146	129.6	1.9	1.9	74.31	14.68
	267	5046	124.1	2.9	2.7	11.33	11.33
	255	5052	182.7	3.6	3.0	24.24	14.93
E2 ZONE
15130	238	5081	58.9	1.7	1.7	5.75	5.75
	237	5098	58.8	1.7	1.7	17.45	17.45
15140	246	5039	87.4	2.1	1.7	8.24	8.24
FLAT ZONE
15145	232	5248	58.1	3.6	3.6	8.36	8.36
* Surface 5380 m

The drilling results show an extension of the veins located within the Island Zone from the original estimates outlined in the 43-101 technical report that was prepared with the information available as of June 30, 2006. The extension of the veins demonstrates strong continuity with several high grade zones.

In addition to the encouraging results at the Island Zone, preliminary surface exploration drilling results for the Lochalsh and the Goudreau zones resulted in strong gold mineralization. These zones are located at 400 metres west and 600 metres east of the Island Zone, respectively, within the Island Gold project. The Lochalsh Zone shows good continuity, both vertically and horizontally, and is located in a geological context very similar to the Island Zone. Preliminary resource calculation on these two zones should also be available at the end of the first quarter of 2007.

Goudreau and Lochalsh zones

The following results for these zones were obtained by the surface drilling performed on various systems of veins during last summer. These holes were drilled to confirm the preliminary interpretation and to provide sufficient data for the resource estimations of these two zones. Results presented in Table 2 as well as in Table 3 show that there are several high grades intersections.

TABLE 2
SURFACE EXPLORATION DRILLING RESULTS
GOUDREAU ZONE
Section	Hole	Elevation	From	Core	Uncut	Grade
(m)	number	(m)*	(m)	length	grade	cut at
	PRS			(m)	g/t Au	75 g/t
15665	09	5177	282.2	2.8	21.60	21.60
15675	08	5219	241.5	4.3	16.06	16.06
15725	02	5153	338.6	2.3	5.93	5.93
		5150	342.0	3.7	46.60	12.16
15765	10A	5221	194.8	1.5	105.24	50.00
		5184	239.1	1.5	7.88	7.88
	03***	5335	69.2	1.5	25.32	25.32
		5176	275.1	3.6	125.15	18.06
		5169	285.1	2.1	70.49	21.33
15815	06	5154	330.4	7.4	25.02	20.44
		5149	339.4	3.2	7.61	7.61
15825	07	5126	362.7	1.8	9.99	9.99
* Surface 5380 m
** True widths were not evaluated at this time.
*** Partial results were previously reported for hole # 3
Hole 5: No significant values

TABLE 3
SURFACE EXPLORATION DRILLING RESULTS
LOCHALSH ZONE AND MIDDLE ZONE
Section	Hole	Elevation	From	Core	Est. true	Uncut	Grade
(m)	Number	(m)*	(m)	length	width	grade	cut at
	PRS			(m)	(m)	g/t Au	75 g/t
L-DC ZONE
14495	11	5123	335.3	2.0	1.5	4.23	4.23
	12	5200	274.9	1.7	1.5	3.33	3.33
14540	19	5192	264.0	2.5	2.0	26.65	25.08
14550	18	5139	354.9	5.1	4.3	12.72	12.72
L-E1 ZONE
14495	11	5184	253.6	2.3	1.7	57.09	17.13
14540	19	5242	192.5	3.1	2.4	12.88	12.88
14550	18	5181	288.8	4.3	3.6	13.01	10.08
L-E2 ZONE
14495	11	5203	228.5	2.2	1.6	10.51	10.51
	12	5249	194.8	2.4	2.0	25.70	15.51
MIDDLE
ZONE
14495	12	5299	118.9	2.9	2.3	4.50	4.50
14540	19	5313	93.6	3.8	2.9	4.26	4.26
14550	18	5257	177.0	6.0	4.7	16.97	6.97
ND ZONE**
14490	12	5092	467.0	1.7	1.5	3.76	3.76
	12	5122	411.4	1.9	1.7	4.27	4.27
14590	13***	5345	52.9	3.1	2.3	8.64	8.64
	13***	5290	127.2	2.7	2.0	8.39	8.39
14750	20	5225	223.7	2.3	1.8	12.12	10.09
* Surface 5380 m
** ND = Indeterminate zone
*** Preliminary Results
Results pending for holes 14, 15, 16, 17, 22, 23, 24 and 25
Hole 21: No significant value

All the available underground drilling and sill development results for the Island Zone were recently provided to Genivar inc., an independent consultant. The data will be used in the preparation of the resource and reserve calculation, which is expected to be completed at the end of the first quarter of 2007. In addition, Genivar will include in the 43-101 technical report details on the appropriate mining methods as well as technical parameters obtained from the milling of the mineralized material.

The onsite mill has processed 39,200 tonnes of mineralized material at an average rate of 426 tonnes per day in the fourth quarter of 2006. The average throughput at the mill in January 2007, was 462 tonnes per day. The required closure plan for commercial production will be completed and submitted this week to the Ontario Ministry of Northern Development and Mines, which has 45 days from submission to take a decision regarding the acceptance of the plan. There are currently 146 employees and 22 contractors on site and, upon completion of the reserve calculation and the acceptance of the closure plan, a decision for the advancement of the project to commercial production will be taken shortly.

Richmont Mines is very pleased with exploration results from underground and surface drilling and is looking forward for the Island Zone resource and reserve calculations as well as for the Goudreau and Lochalsh zones' resource calculations from Genivar.

About Richmont Mines Inc.

Richmont Mines is a gold exploration, development and mining company. Since its incorporation in 1981, the Company has produced over 900 thousand ounces of gold from its holdings in Quebec and Newfoundland. Richmont Mines' strategy is to cost effectively develop its mining assets, exploit mineralized reserves on properties owned and acquired, or develop partnerships to expand its reserve base. Richmont Mines' competency is in finding and developing complex, narrow veined advanced projects to production.

More information on Richmont Mines can be found on its website at: www.richmont-mines.com.

Martin Rivard
President and Chief Executive Officer

Regulation 43-101

The underground and surface diamond drilling programs involving geological core logging, sampling and assaying tasks are supervised by Jules Riopel, M.Sc., Geo., MBA, a qualified person designated by Regulation 43-101. He has also reviewed the content of this news release. Underground supervision of drilling operations and survey control is provided by Richmont Mines personnel. The assays were conducted at Swastika Laboratory, Swastika, Ontario.

Disclosure Regarding Forward-Looking Statements

This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in Richmont Mines' Annual Information Form, Annual Report and periodic reports.

For more information, please contact:

Julie Normandeau	Tammy Swiatek
Investor Relations	Investor Relations
Richmont Mines Inc.	Kei Advisors LLC

Telephone:(514) 397-1410	Telephone:(716) 843-3853
E-mail: jnormandeau@richmont-mines.com	E-mail: tswiatek@keiadvisors.com

Trading symbol: RIC	Listings: TSX-AMEX

Web Site: www.richmont-mines.com